UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-42581

COSTAMARE BULKERS
HOLDINGS LIMITED
(Translation of registrant’s name into English)

7 rue du Gabian, MC 98000 Monaco
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

INCORPORATION BY REFERENCE

The information contained in this Report on Form 6-K shall be incorporated by reference into our registration statement on Form F-3, as filed with the U.S. Securities and Exchange Commission on May 30, 2025 (File No. 333-287685), to the extent not superseded by information subsequently filed or furnished (to the extent we expressly state that we incorporate such furnished information by reference) by us under the Securities Act of 1933 or the Securities Exchange Act of 1934, in each case as amended.

EXHIBIT INDEX

99.1	Press Release, dated September 29, 2025: Costamare Bulkers Holdings Limited Announces Strategic Cooperation Agreement with Cargill International SA

Monaco, September 29, 2025 – Costamare Bulkers Holdings Limited (“Costamare Bulkers” or the “Company”) (NYSE: CMDB) announced today that it has signed a Strategic Cooperation Agreement (the “Agreement”) with Cargill International S.A. (“Cargill”).

Pursuant to the Agreement, the Company has agreed to transfer to Cargill the majority of its operating platform trading book, including a majority of its third party vessels currently chartered-in by Costamare Bulkers Inc. (“CBI”), cargo transportation commitments and derivative positions, subject to the agreement of the relevant counterparties for each charterparty, cargo transportation commitment and derivative position. The net consideration related to the transfer of the trading book described above is expected to be immaterial to the Company.

The Company believes that the Agreement will reduce its exposure in the volatile trading business and generate more stable and predictable earnings, while at the same time maintaining the operating platform under CBI as an integral part of its business model.

The Company and Cargill have also agreed to enter into additional commitments to further develop their strategic relationship in the dry bulk sector, including an agency agreement in respect of bunker procurement and an agreement in respect of decarbonisation and vessel efficiency strategies and implementing decarbonisation projects. Cargill has also agreed to charter-in four additional Supramax vessels from the Costamare Bulkers’ owned fleet on a time charter basis for a period of four to six months. Additionally, the Company and Cargill have agreed to explore future opportunities for joint investment in dry bulk assets and other dry-bulk business ventures, as well as other potential business opportunities in the dry bulk sector.

After giving effect to the transfer of the vessels to Cargill, the remaining CBI fleet chartered-in from third parties on period time charter will include the following:

	Vessel Name	Year Built	Capacity (DWT)	Charter Hire -In Rate	Earliest Redelivery Quarter/ Year
1	SHANDONG PROSPERITY	2021	211,103	Index-Linked plus Fixed Amount	Q3 2026
2	SHANDONG INNOVATION	2021	210,989	Index-Linked plus Fixed Amount	Q4 2026
3	SHANDONG HAPPINESS	2021	210,938	Index-Linked plus Fixed Amount	Q4 2026
4	SHANDONG MIGHTINESS	2021	210,896	Index-Linked plus Fixed Amount	Q3 2026
5	SHANDONG MISSION	2021	210,800	Index-Linked plus Fixed Amount	Q4 2026
6	SHANDONG RENAISSANCE	2022	210,800	Index-Linked plus Fixed Amount	Q4 2026
7	GRAMPUS CHARM	2013	82,937	Fixed Amount	Q4 2025

Jens Jacobsen has tendered his resignation as a director and the Chief Commercial Officer of the Company, and as a director of Costamare Bulkers Services ApS, on September 26, 2025.

Forward-Looking Statements

This report contains “forward-looking statements”. In some cases, you can identify these statements by forward-looking words such as “believe”, “intend”, “anticipate”, “estimate”, “project”, “forecast”, “plan”, “potential”, “may”, “should”, “could”, “expect” and similar expressions. You should not place undue reliance on these statements. These statements are not historical facts but instead represent only the Company’s beliefs regarding future results, many of which, by their nature, are inherently uncertain and outside of the Company’s control. It is possible that actual results may differ, possibly materially, from those anticipated in these forward-looking statements. In particular, the Agreement with Cargill includes a pricing adjustment mechanism to account for developments during the execution of the transactions based on future market conditions, which could result in changes to the total net consideration owed thereunder.  While the impact of this adjustment is not currently anticipated to be significant, it could be more significant if charter rates in the dry bulk sector change materially before December 31, 2025, when the transactions are expected to be finalized.  For a discussion of some of the risks and important factors that could affect future results, see the discussion in the Company’s Registration Statement on Form 20-F (File No. 001-42581).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 29, 2025

COSTAMARE BULKERS HOLDINGS LIMITED

By:	/s/ Gregory G. Zikos
	Name:	Gregory G. Zikos
	Title:	Chief Executive Officer